UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Office Properties Trust, Inc.
(Name of the Issuer)

Pacific Office Properties Trust, Inc.
Shidler Equities L.P.
Shidler Equities Corp.
Jay H. Shidler
(Names of Persons Filing Statement)
Senior Common Stock, par value $0.0001 per share
(Title of Class of Securities)
32054K555
(CUSIP Number)

Pacific Office Properties Trust, Inc. 841 Bishop Street Honolulu, HI 96813 Attention: Jay H. Shidler, President Telephone: (808) 521-7444	Shidler Equities L.P. Shidler Equities Corp. Jay H. Shidler 841 Bishop Street Honolulu, HI 96813 Attention: Jay H. Shidler Telephone: (808) 521-7444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Jeremy R. Heckman
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison St., Suite 3900
Chicago, Illinois 60606
Phone: (312) 984-3100
Fax: (312) 984-3150

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee
$3,020,558.39	$366.10

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The fee was determined by multiplying (i) an amount equal to the sum of (A) the product of (y) the number of shares of Senior Common Stock that are proposed to be acquired in the Merger and (z) the consideration of $1.25 in cash per share of Senior Common Stock plus (B) the product of (y) the number of shares of Class A Common Stock and Class B Common Stock that are proposed to be acquired in the Merger and (z) the consideration of $0.01 in cash per share of Class A Common Stock and Class B Common Stock by (ii) 0.0001212 (in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended).

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $366.10	Filing Party: Pacific Office Properties Trust, Inc.

Form or Registration No.: Schedule 14C	Date Filed: January 25, 2019

INTRODUCTION
This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement” or “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2019, as amended by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on February 21, 2019, and amended by Amendment No. 2 to the Schedule 13E-3 filed with the SEC on February 26, 2019, and amended by Amendment No. 3 to the Schedule 13E-3 filed with the SEC on March 8, 2019, by the following persons: (a) Pacific Office Properties Trust, Inc., a Maryland corporation (the “Company”), and the issuer of the Senior Common Stock, par value $0.0001 per share (the “Senior Common Stock”), the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”); (b) Shidler Equities L.P., a Hawaii limited partnership (“Buyer”); (c) Shidler Equities Corp., a Hawaii corporation, the general partner of Buyer (“Shidler Corp.”); (d) POP Acquisition, Inc., a Maryland corporation and a wholly owned subsidiary of Buyer (“Merger Sub”); and (e) Mr. Jay H. Shidler, the chairman of the board of directors of the Company and the director and President of Shidler Corp. and beneficial owner of 100% of the equity interests in Buyer.
This Final Amendment is being filed with the SEC pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.
On January 24, 2019, Buyer, Merger Sub and the Company entered into an agreement and plan of merger, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Buyer.
The Merger became effective on March 29, 2019 upon the acceptance for record of the Articles of Merger filed by the Company with the State Department of Assessments and Taxation of Maryland. At such time, Merger Sub was merged with and into the Company in accordance with Maryland law, with the Company surviving the Merger as a wholly owned subsidiary of Buyer. Mr. Shidler is the beneficial owner of 100% of the equity interests in Buyer and, as a result of the Merger, through his ownership of Buyer, became the beneficial owner of 100% of the equity interests of the Company. As a result of the Merger, Merger Sub ceased to exist as a corporation, and therefore is not a signatory to this Final Amendment.
As a result of the Merger, the registration of the Senior Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated by the filing of a Form 15 with the SEC, and the Company will thereafter no longer be required to file periodic or current reports with the SEC under the Exchange Act.

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Item 15. Additional Information
Item 1011(c) of Regulation M-A
Item 15 of the Transaction Statement is hereby amended and supplemented by adding the following text:
“The Merger became effective on March 29, 2019 upon the acceptance for record of the Articles of Merger filed by the Company with the State Department of Assessments and Taxation of Maryland. At such time, Merger Sub was merged with and into the Company in accordance with Maryland law, with the Company continuing as the surviving corporation.
As a result of the Merger, (i) each share of Senior Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted automatically into the right to receive $1.25 in cash, without interest and subject to reduction for any required withholding taxes and (ii) each share of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted automatically into the right to receive $0.01 in cash, without interest and subject to reduction for any required withholding taxes, except that shares of Class A Common Stock owned by Buyer were cancelled with no consideration paid therefor.”

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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2019

PACIFIC OFFICE PROPERTIES TRUST, INC.

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

SHIDLER EQUITIES L.P.

By: Shidler Equities Corp., its general partner

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

SHIDLER EQUITIES CORP.

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

/s/ Jay H. Shidler
Jay H. Shidler